THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE TERMS OF THIS NOTE, THE COMPANY AGREEMENT OF THE ISSUER, THE CERTIFICATE OF FORMATION OF THE ISSUER, AS APPLICABLE, AND THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THE PURCHASE OF THIS SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF HIS, HER, OR ITS ENTIRE INVESTMENT.

MARS COLONY, LLC

SERIES I CONVERTIBLE PROMISSORY NOTE

Note No. Series I-1

Principal Amount: **Date of Issuance:**

U.S. $[AMOUNT] [EFFECTIVE DATE]

FOR VALUE RECEIVED, Mars Colony, LLC, a Texas limited liability company, doing business as Meridian Hive Meadery (the "**Company**"), promises to pay to [INVESTOR NAME] ("**Investor**"), or its registered and permitted assigns, in lawful money of the United States of America the principal amount stated above, or such lesser amount as shall equal the outstanding principal amount hereof, together with interest from the Date of Issuance of this Series I Convertible Promissory Note (this "**Note**") on the unpaid principal balance at a simple interest rate equal to 6.00% per annum, non-compounded, computed on the basis of the actual number of days elapsed and a year of 365 days. Unless earlier converted in accordance with the terms of this Note, all unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the date which is ten business days after the Maturity Date (as defined below and as the same may be extended in accordance with the terms of this Note).

This Note is one of a series of Series I Convertible Promissory Notes (collectively, the "**Notes**") offered and issued by the Company to investors with substantially similar terms and in substantially the form hereof (except that the holder, principal amount, and date of issuance may differ in each Note) in the aggregate principal amount of up to $1,000,000.00 (the "**Offering**"). **The Offering is made pursuant to, and is subject to the terms and conditions set forth in, the Form C (the "Form C"), dated September**

26, 2018, as provided to Investor by Wefunder Portal LLC ("Wefunder"). Wefunder shall act as the intermediary through which the Offering will be conducted.

1. ***Payments.***

(a) *Rank and Relationship with Other Notes.* This Note and the other Notes shall rank *pari passu* as to the payment of principal and interest. Investor agrees that any payments or prepayments to the holders of this Note and the other Notes, whether principal, interest, or otherwise, shall be made pro rata among the holders of this Note and the holders of the other Notes based upon the aggregate unpaid principal and interest then-due under this Note and the other Notes. By accepting this Note, each holder of this Note agrees that if any holder of this Note or of any other Note obtains any payments (whether voluntary, involuntary, by prepayment, set-off, or otherwise) of the principal or interest on this Note or any other Note in excess of such holder's pro rata share of payments received by all holders of the Notes, such holder shall purchase from the other holders of this Note and the other Notes such participation in such Notes held by them as is necessary to cause all such holders to share the excess payment ratably among each of them as provided in this **Section 1(a)**.

(b) *Interest.* Accrued interest on this Note shall be payable at maturity, unless this Note has been paid under **Section 4(d)** or has been converted under **Section 4(a)** or **Section 4(b)**.

(c) *Prepayment.* This Note may be prepaid in whole or in part at any time prior to maturity without fee or penalty upon the written consent of a Majority in Interest of Investors (as defined below); *provided, however,* that any payments made under **Section 4** shall not constitute or be deemed to be a prepayment of this Note.

(d) *Date of Issuance.* The Date of Issuance of this Note (the "**Date of Issuance**") shall be the latter of (i) the date of issuance stated on the face of this Note and (ii) the date upon which full tender of the principal amount of this Note stated above is made to the Company by Investor.

2. ***Events of Default.*** The occurrence of any of the following shall constitute an "**Event of Default**" under this Note:

(a) *Failure to Pay.* The Company shall fail to pay (i) when due any principal payment on the due date hereunder or (ii) any interest payment or other payment required under the terms of this Note on the date due and such payment shall not have been made within ten business days of the Company's receipt of written notice to the Company of such failure to pay;

(b) *Breaches of Covenants.* The Company shall fail to observe or perform any other covenant, obligation, condition or agreement contained in this Note (other than those specified in Section 2(a)) and such failure shall continue for ten business days after the Company's receipt of written notice to the Company of such failure;

(c) *Voluntary Bankruptcy or Insolvency Proceedings.* The Company shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) admit in writing its inability to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its or any of its creditors, (iv) be dissolved or liquidated, (v) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vi) take any action for the purpose of effecting any of the foregoing; or

(d) *Involuntary Bankruptcy or Insolvency Proceedings.* Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company, or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or any of its Subsidiaries, if any, or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within 45 calendar days of commencement.

3. ***Rights of Investor upon Default.*** Upon the occurrence of any Event of Default (other than an Event of Default described in **Sections 2(c)** or **2(d)**) and at any time thereafter during the continuance of such Event of Default, a Majority in Interest of Investors may, by written notice to the Company, request all outstanding Obligations payable by the Company hereunder to be immediately due and payable by written demand to the Company. The Company, upon such written demand, shall have 30 calendar days to repay the principal payment on the due date hereunder and any interest payment or other payment required under the terms of this Note. Upon the occurrence of any Event of Default described in **Sections 2(c)** and **2(d)**, immediately and without notice, all outstanding Obligations payable by the Company hereunder shall automatically become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding. In addition to the foregoing remedies, upon the occurrence and during the continuance of any Event of Default, a Majority in Interest of Investors may exercise any other right, power, or remedy granted to it or permitted to it by law, either by suit in equity or by action at law, or both.

4. ***Conversion; Extension; Repayment Upon Corporate Transaction.***

(a) *Automatic Conversion Upon Qualified Financing.* If a Qualified Financing occurs on or prior to the Maturity Date, then all outstanding principal and accrued and unpaid interest under this Note shall automatically convert into Units sold and issued in such Qualified Financing at the Conversion Price. Notwithstanding the foregoing, the Company may, at its option, pay any accrued and unpaid interest under this Note on the date which is ten business days after the date of such conversion.

(b) *Optional Conversion Upon Nonqualified Financing.* If a Nonqualified Financing occurs on or prior to the Maturity Date, then, upon the written consent and option of a Majority in Interest of Investors (with respect to all of the Notes) (the "**Exercising Majority**"), all outstanding principal and accrued and unpaid interest under this Note shall be converted into Units sold and issued in such Nonqualified Financing at the Conversion Price. Notwithstanding the foregoing, the Company may, at its option, pay any accrued and unpaid interest under this Note on the date which is ten business days after the date of such conversion.

(c) *Optional Extension of Maturity Date.* Unless earlier converted in accordance with the terms of this Note on or prior to the Maturity Date, the Company may, at its sole option and discretion, and upon written notice to the Investor, which such notice shall be provided no later than five business days prior to the original Maturity Date, extend the Maturity Date to the date which is 60 calendar months after the Date of Issuance. Alternatively, the Company may, at its sole option and discretion, pay the outstanding principal and accrued and unpaid interest under this Note on the date which is ten business days after the original Maturity Date.

(d) *Repayment Upon Corporate Transaction.* If a Corporate Transaction occurs prior to the full repayment or conversion of this Note, then all outstanding principal and accrued and unpaid interest under this Note shall become immediately due and payable upon the date which is ten business days after the closing of such Corporate Transaction.

(e) *Conversion Procedures.*

(i) <u>Conversion Pursuant to Section 4(a) (Automatic Conversion Upon Qualified Financing)</u>. If this Note is to be automatically converted pursuant to **Section 4(a)**, written notice shall be delivered to Investor by the Company as soon as practicable, at the address last shown on the records of the Company for Investor, notifying Investor of the conversion to be effected, specifying the Conversion Price, the principal amount of the Note to be converted, together with all accrued and unpaid interest, the date on which such conversion is expected to occur, a description of the Units to be issued in such Qualified Financing, the price and general terms upon which the Company proposes to issue such Units, the number of Units into which such Note will be so converted, and calling upon such Investor to surrender to the Company, in the manner and at the place designated, such Note.

(ii) <u>Conversion Pursuant to Section 4(b) (Optional Conversion Upon Nonqualified Financing)</u>. In the event of a Nonqualified Financing, written notice shall be delivered to the Investors by the Company, at the respective addresses last shown on the records of the Company for each Investor, at least 15 business days' prior written notice of the initial closing of the Nonqualified Financing, describing the Units to be issued in such Nonqualified Financing, and specifying the price and the general terms upon which the Company proposes to issue such Units (the "**Nonqualified Financing Notice**"). The Exercising Majority, if it intends to convert this Note (along with the other Notes) under **Section 4(b)**, must give written notice (the "**Exercise Notice**") to the Company of its election to so convert this Note (along with the other Notes) on or prior to the tenth business day immediately following the date that the Company delivers the Nonqualified Financing Notice. Upon timely delivery to the Company of the Exercise Notice, electing to convert the Notes pursuant to **Section 4(b)**, written notice shall be delivered to Investor by the Company, at the address last shown on the records of the Company for Investor, notifying Investor of the conversion to be effected, specifying the Conversion Price, the principal amount of the Note to be converted, together with all accrued and unpaid interest, the date on which such conversion is expected to occur, the number of Units into which such Note will be so converted, and calling upon such Investor to surrender to the Company, in the manner and at the place designated, such Note.

(iii) <u>Additional General Conversion Procedures</u>. Upon such conversion of this Note under **Section 4(a)** (Automatic Conversion Upon Qualified Financing) or **Section 4(b)** (Optional Conversion Upon Nonqualified Financing), Investor hereby agrees to execute and deliver to the Company a Joinder Agreement to the Company Agreement of the Company, dated as of August 6, 2016 (as amended, restated, modified, or supplemented, the "**Company Agreement**"), a copy of which has been made available to Investor by Wefunder, and all other transaction documents entered into by other purchasers participating in the Qualified Financing or Nonqualified Financing, respectively, including, without limitation, a subscription agreement and other ancillary agreements, containing customary representations and warranties and transfer restrictions (including, without limitation, a 180-day lock-up agreement in connection with an initial public offering). Investor also agrees to deliver the original of this Note (or an affidavit to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the holder agrees to indemnify the Company from any loss incurred by it in connection with this Note) at the closing of the Qualified Financing or Nonqualified Financing, respectively, for cancellation; *provided, however*, that upon the closing of the Qualified Financing or Nonqualified Financing, respectively, this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence. The Company shall, as soon as practicable thereafter, record Investor as an additional member of the Company in the books and records of the Company and issue to such Investor the number and type of Units to which Investor shall be entitled upon such conversion, including a check payable to Investor for any cash amounts payable as described in **Section 4(e)(iv)**. Any conversion of this Note pursuant to **Section 4(a)** or **Section 4(b)** shall be deemed to have been made immediately prior to the closing of the Qualified Financing or Nonqualified Financing, respectively, and on and after such date the Persons entitled to receive the Units issuable upon such conversion shall be treated for all purposes as the record holder of such Units.

(iv)   <u>Fractional Units; Interest; Effect of Conversion</u>. No fractional Units shall be issued upon conversion of this Note. In lieu of the Company issuing any fractional Units to Investor upon the conversion of this Note, the Company shall pay to Investor an amount equal to the product obtained by multiplying the applicable conversion price by the fraction of a Unit not issued pursuant to the previous sentence. In addition, to the extent not converted into Units, the Company shall pay to Investor any interest accrued on the amount converted and on the amount to be paid to the Company pursuant to the previous sentence. Upon conversion of this Note in full and the payment of the amounts specified in this **Section 4(e)(iv)**, the Company shall be forever released from all its obligations and liabilities under this Note and this Note shall be deemed of no further force or effect, whether or not the original of this Note has been delivered to the Company for cancellation.

5.   *Certain Definitions*. As used in this Note, the following capitalized terms have the following meanings:

"**Cap Price**" means the quotient obtained by dividing (i) the Valuation Cap, by (ii) the total number of Units outstanding immediately prior to the initial closing of the Qualified Financing or Nonqualified Financing, as applicable (assuming, without duplication, full conversion or exercise of all outstanding convertible securities, rights, options and warrants of the Company, and assuming the issuance of all Units reserved for grant pursuant to the Company's equity incentive plans, but excluding conversion of the Notes and any other convertible promissory notes, or similar instruments converted into Units in connection with such transaction).

"**Conversion Price**" has the respective meaning set forth below:

(i)   With respect to a conversion under **Section 4(a)** (Automatic Conversion Upon Qualified Financing), "**Conversion Price**" means a price per Unit equal to the lesser of (i) 80.00% of the price per Unit paid by the other purchasers of the Units sold and issued in the Qualified Financing and (ii) the Cap Price.

(ii)   With respect to a conversion under **Section 4(b)** (Optional Conversion Upon Nonqualified Financing), "**Conversion Price**" means a price per Unit equal to 80.00% of the price per Unit paid by the other purchasers of the Units sold and issued in the Nonqualified Financing.

"**Corporate Transaction**" means (i) the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets in one transaction or a series of related transactions, (ii) the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock (or equivalent thereof, as applicable) of the Company immediately prior to such merger or consolidation continue to hold at least 50.00% of the voting power of the capital stock of the Company or the surviving or acquiring entity), (iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold more than 50.00% of the outstanding voting stock (or equivalent thereof, as applicable) of the Company (or the surviving or acquiring entity), or (iv) the liquidation, dissolution or winding up of the Company; *provided, however*, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's organization or to create a holding company that will be owned in substantially the same proportions by the Persons who held the Company's securities immediately prior to such transaction. Notwithstanding the preceding sentence, the sale and issuance of Units for the principal purpose of raising capital shall not be deemed a "Corporate Transaction."

"**Event of Default**" has the meaning ascribed in **Section 2**.

"**Investor**" means the Person specified in the introductory paragraph of this Note or any Person who shall at the time be the registered holder of this Note. "**Investors**" means Investor and all other Persons to which Notes were issued by the Company under the Offering (or the respective registered holders thereof).

"**Majority in Interest of Investors**" means, as of a given date, any one or more Investors holding more than 50.00% of the aggregate outstanding principal amount of the Notes on such date.

"**Maturity Date**" means the earlier of: (i) the date which is 36 calendar months after the Date of Issuance (the "**Maturity Date**"); *provided, however*, that in the event of a Maturity Date extension under **Section 4(c)**, the Maturity Date is the date which is 60 calendar months after the Date of Issuance (in the event of such extension, the term "**Maturity Date**" means the date which is 60 calendar months after the original Date of Issuance); and (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by a Majority in Interest of Investors or made automatically due and payable, in each case, in accordance with the terms hereof.

"**Nonqualified Financing**" means, other than a Qualified Financing, a transaction or series of transactions occurring at any time after the Offering has been closed, pursuant to which the Company issues and sells Units of any class or series with the principal purpose of raising capital.

"**Obligations**" means and include all loans, advances, debts, liabilities and obligations, howsoever arising, owed by the Company to Investor of every kind and description, now existing or hereafter arising under or pursuant to the terms of this Note, including, all interest, fees, charges, expenses, attorneys' fees and costs and accountants' fees and costs chargeable to and payable by the Company hereunder and thereunder, in each case, whether direct or indirect, absolute or contingent, due or to become due, and whether or not arising after the commencement of a proceeding under Title 11 of the United States Code (11 U.S.C. Section 101, *et seq*.), as amended from time to time (including post-petition interest) and whether or not allowed or allowable as a claim in any such proceeding.

"**Person**" means and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.

"**Qualified Financing**" means a transaction or series of transactions occurring at any time after the Offering has been closed, pursuant to which the Company issues and sells Units of any class or series for aggregate gross proceeds of at least $1,000,000.00 (excluding all proceeds from the incurrence of indebtedness that is converted into such Units, or otherwise cancelled in consideration for the issuance of such Units) with the principal purpose of raising capital.

"**Units**" means Units (as such term is defined in the Company Agreement) and all other series and classes of units representing membership interests of the Company, whether now existing or hereafter created.

"**Valuation Cap**" means $7,500,000.00.

6. *Security*. This Note is a general unsecured obligation of the Company.

7. *Priority*. This Note is subordinated in right of payment to all current and future indebtedness of the Company for borrowed money (whether or not such indebtedness is secured) to banks, commercial finance lenders or other institutions regularly engaged in the business of lending money (the "**Senior Debt**"). The Company hereby agrees, and by accepting this Note, Investor hereby acknowledges and agrees, that so long as any Senior Debt is outstanding, upon notice from the holders of such Senior Debt (the "**Senior Creditors**") to the Company that an event of default, or any event which the giving of notice or the passage of time or both would constitute an event of default, has occurred under the terms of the Senior Debt (a "**Default Notice**"), the Company will not make, and Investor will not receive or retain, any payment under this Note. Nothing in this **Section 7** will preclude or prohibit Investor from receiving and retaining any payment hereunder unless and until Investor has received a Default Notice (which will be effective until waived in writing by the Senior Creditors) or from converting this Note or any amounts due hereunder into Units or any other equity securities of the Company in accordance with the terms of this Note.

8. *Representations and Warranties*.

(a) *Representations and Warranties of Investor*. Investor hereby represents, warrants and covenants to the Company as to itself as follows:

(i)   Authority. Investor has full legal capacity to execute and deliver this Note and to consummate the transactions contemplated hereby. This Note has been duly and validly executed and delivered by Investor and, assuming the acceptance, due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Investor enforceable in accordance with its terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

(ii)   Disclosure of Information; Non-reliance. Investor acknowledges that it has received and reviewed all the information it considers necessary or appropriate to enable it to make an informed decision concerning an investment in the Securities (as defined below). Investor further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities. Investor confirms that the Company has not given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities. In deciding to purchase the Securities, Investor is not relying on the advice or recommendations of the Company and Investor has conducted its own due diligence and made its own independent decision that the investment in the Securities is suitable and appropriate for Investor. Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(iii)   Investor Status. If Investor has checked the box opposite Investor's name on the signature page to this Note indicating that Investor qualifies as an accredited investor, Investor represents that he, she or it is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the "**Securities Act**") and is in compliance with the rules and regulations of Regulation Crowdfunding, including, without limitation, the investment limits set forth in Section 4(a)(6) of the Securities Act. Investor agrees to furnish any additional information requested by the Company to assure compliance with applicable U.S. federal and state securities laws in connection with the purchase and sale of the Securities. Investor warrants and represents that all information that Investor has provided concerning Investor, Investor's financial position and knowledge of financial and business matters is true, correct and complete. Investor acknowledges and understands that the Company and Wefunder will rely on the information provided by Investor in connection with Investor's purchase of

(iv)   Purchase Entirely for Own Account. Investor acknowledges that this Note is made with Investor in reliance upon Investor's representation to the Company, which Investor confirms by executing this Note, that the Notes and any equity interests issuable upon conversion thereof (collectively, the "**Securities**") are being acquired for investment for Investor's own account, not as a nominee or agent (unless otherwise expressly stated on Investor's signature page hereto), and not with a view to the resale or distribution of any part thereof, and that Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Note, Investor further represents that Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Securities. If other than an individual, Investor also represents it has not been organized solely for the purpose of acquiring the Securities.

(v)   High Degree of Risk. Investor understands and acknowledges that an investment in the Company entails a high degree of risk of loss of Investor's entire investment. Investor has considered carefully the risks attendant to the purchase of the Note(s) and has consulted with Investor's own legal, tax and financial advisors with respect thereto. Investor understands and acknowledges the risks attendant to the purchase of the Note(s) and expressly accepts the same knowingly and willingly.

(vi)   Investor Sophistication. Investor acknowledges that Investor (i) can fend for itself; (ii) can bear the economic risk of losing Investor's entire investment; (iii) does not have an overall commitment to not readily marketable investments that is disproportionate to Investor's net worth, and Investor's investment in the Note(s) will not cause such overall commitment to become excessive; (iv) has adequate means of providing for Investor's current needs and contingencies and has no need for liquidity in Investor's investment in the Note(s); and (v) is familiar with the business and financial condition, properties, operations and prospects of the Company.

(vii) <u>Restricted Securities</u>. Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein. Investor understands that the Securities are "restricted securities" under U.S. federal and applicable state securities laws and that, pursuant to these laws, Investor must hold the Securities indefinitely unless they are registered with the Securities and Exchange Commission ("**SEC**") and registered or qualified by state authorities, or an exemption from such registration and qualification requirements is available. Each Investor acknowledges that the Company has no obligation to register or qualify the Securities for resale and further acknowledges that, if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of Investor's control, and which the Company is under no obligation, and may not be able, to satisfy.

(viii) <u>No Public Market</u>. Investor understands that no public market now exists for the Securities and that the Company has made no assurances that a public market will ever exist for the Securities.

(ix) <u>Residency</u>. If Investor is an individual, Investor resides in the state or province provided by Investor to Wefunder. If Investor is a partnership, corporation, limited liability company or other entity, Investor's principal place of business is located in the state or province provided by Investor to Wefunder.

(x) <u>Foreign Investors</u>. If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Note, including (a) the legal requirements within its jurisdiction for the purchase of the Securities; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of the Securities. Investor's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of Investor's jurisdiction. Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Securities.

(xi) <u>No "Bad Actor" Disqualification</u>. Investor represents and warrants that neither (A) Investor nor (B) any entity that controls Investor or is under the control of, or under common control with, Investor, is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), under the Securities Act ("**Disqualification Events**"), except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed in writing in reasonable detail to the Company. Investor represents that Investor has exercised reasonable care to determine the accuracy of the representation made by Investor in this subsection, and agrees to notify the Company if Investor becomes aware of any fact that makes the representation given by Investor hereunder inaccurate.

(xii)   Forward-looking Statements. With respect to any forecasts, projections of results and other forward-looking statements and information provided to Investor, Investor acknowledges that such statements were prepared based upon assumptions deemed reasonable by the Company at the time of preparation. There is no assurance that such statements will prove accurate, and the Company has no obligation to update such statements.

(xiii)   Brokers or Finders. Investor acknowledges that 5.0% of the proceeds of the Offering shall be paid to Wefunder, as described in greater detail on the Form C.

(xiv)   Legends. Investor understands and agrees that any certificates evidencing the securities into which the Notes are convertible shall bear the following legend (in addition to any legend required by applicable United States federal or state securities laws):

"THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SUCH ACT AND/OR APPLICABLE STATE SECURITIES LAWS, OR UNLESS THE ISSUING COMPANY HAS RECEIVED AN OPINION OF COUNSEL OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED."

(b) *Representations and Warranties of the Company.* The Company represents and warrants to, and covenants with, Investor as follows:

(i)   Organization and Standing. The Company is a limited liability company duly organized and validly existing under, and by virtue of, the laws of the State of Texas and is in good standing under such laws. The Company has requisite corporate power and authority to own and operate its properties and assets, and to carry on its business as presently conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify or to be in good standing would have a material adverse effect on the Company.

(ii)   Authorization and Enforceability. Except for the authorization and issuance of the equity securities into which the Notes may be convertible, all corporate action has been taken on the part of the Company and its officers, managers, employees, and members necessary for the authorization, execution and delivery of this Note and the other Notes. Except as may be limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights, the Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Note and the Notes valid and enforceable in accordance with their terms.

(iii)   Intellectual Property. To the Company's knowledge (as defined below), the Company owns or has the right to use all copyrights, trademarks, patents and other intellectual property necessary to conduct its business as presently conducted. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the copyrights, trademarks, patents or other intellectual property rights of any other person. To the Company's knowledge, it will not be necessary to use any inventions or proprietary information of any of its employees or consultants (or persons it currently intends to hire) made prior to their employment by the

Company. Each employee and consultant of the Company has assigned to the Company all intellectual property rights he or she owns that are related to the Company's business as now conducted and as presently proposed to be conducted. As used in this Note, the term "**Company's knowledge**" means the actual knowledge of William C. Rivers, the Chief Executive Officer of the Company, after reasonable inquiry.

           (iv)   Compliance with Law. To the Company's knowledge, the Company is in compliance with all applicable United States and state statutes, laws, regulations and executive orders applicable to the Company's business or properties, except for any such violations that individually and in the aggregate would not have a material adverse effect on the Company.

           (v)   Use of Proceeds. The Company will use the proceeds from the sale of the Notes under this Offering as set forth in the Form C.

           (vi)   No Conflicts. To the Company's knowledge, the execution, delivery and performance of this Note and the consummation by the Company of the transactions contemplated hereby do not and will not (i) result in a violation of the Certificate of Formation of the Company (the "**Certificate**"), a copy of which has been made available to Investor by Wefunder, or the Company Agreement or (ii) conflict with, or constitute a material default under, any agreement, indenture or instrument to which the Company is as of the date of any closing hereunder a party. Other than the filing of a Form C filing with the SEC or any state securities filings that may be required to be made by the Company prior to, during, or subsequent to the Offering or any closing thereunder, the Company is not required under federal, state or local law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency or self-regulatory entity in order for it to perform any of its obligations under this Note or sell and issue the Notes in accordance with the terms hereof.

           (vii)   Capitalization. To the Company's knowledge, all of the issued and outstanding Units of the Company have been offered, issued and sold by the Company in compliance with applicable federal and state securities laws. As of September 26, 2018, and prior to giving effect to any of the transactions contemplated by this Note, the capitalization of the Company is as described on the Form C. As of the foregoing date, except as described in the preceding sentence, the Company has not issued and is not obligated to issue any equity or securities (including debt instruments) exercisable or exchangeable for, or convertible into, equity of the Company, or any warrants, options or other rights of any kind to acquire any such equity. Except for the Certificate and the Company Agreement, the Company is not a party or subject to any agreement or understanding, and, to the Company's knowledge, there is no agreement or understanding between any persons and/or entities, that affects or relates to the voting or giving of written consents with respect to any security or by a manager or officer of the Company.

           (viii)   Financial Statements; Liabilities. The unaudited financial statements (balance sheet, income statement, and statement of cash flows) for the Company for tax periods ending December 31, 2016 and December 31, 2017 (the "**Financial Statements**") are as set forth and attached to the Form C. The Financial Statements have been prepared on a consistent basis throughout all periods covered by the Financial Statements. Except as set forth in the Financial Statements, the Company has no material liabilities, contingent or otherwise, other than (a) liabilities incurred in the ordinary course of business subsequent to the date of the most recent Financial Statements which, individually or in the aggregate, are not material to the financial condition or operating results of such entity or the Company, and (b) obligations under contracts and commitments incurred in the ordinary course of business and not required to be reflected in the Financial Statements according to generally accepted accounting principles. Except as disclosed in the Financial Statements, the Company is not a guarantor or indemnitor of any indebtedness of any other person, firm or corporation. Notwithstanding the foregoing, the Company has no material liabilities, contingent or otherwise, other than obligations under contracts and commitments incurred in the ordinary course of business. As of the date hereof, the Company is not a guarantor or indemnitor of any indebtedness of any other person, firm or corporation.

(ix)   <u>Voting Rights</u>. Except as set forth in the Certificate and the Company Agreement, the Company is not a party or subject to any agreement or understanding, and, to the Company's knowledge, there is no agreement or understanding between any persons and/or entities, which affects or relates to the voting or giving of written consents with respect to any security or by a manager or officer of the Company.

(x)   <u>Litigation, Etc</u>. To the Company's knowledge, there are no actions, suits, proceedings or investigations pending against the Company or its properties before any court or governmental agency (nor, to the Company's knowledge without investigation, is there any reasonable basis therefor or threat thereof). The foregoing includes, without limitation, actions pending or threatened (or any reasonable basis therefor known to the Company) involving the prior employment of any of the Company's employees, their use in connection with the Company's business of any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreement with their former employers. The Company is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, proceeding or investigation by the Company currently pending or which the Company intends to initiate.

(xi)   <u>Tax Returns and Payments</u>. To the Company's knowledge, there are no federal, state, county, local or foreign taxes due and payable by the Company which have not been timely paid. There are no accrued and unpaid federal, state, county, local or foreign taxes of the Company which are due, whether or not assessed or disputed. There have been no examinations or audits of any tax returns or reports by any applicable federal, state, local or foreign governmental agency. The Company has duly and timely filed all federal, state, county, local and foreign tax returns required to have been filed, and there are in effect no waivers of applicable statutes of limitations with respect to taxes for any year.

(xii)   <u>Brokers or Finders</u>. Except as provided in **Section 8** and on the Form C, the Company will not incur liability for brokerage fees and similar agents' commissions and charges in connection with this Note.

(xiii)   <u>No "Bad Actor" Disqualification</u>. The Company has exercised reasonable care to determine whether any Company Covered Person (as defined below) is subject to any Disqualification Event. To the Company's knowledge, no Company Covered Person is subject to a Disqualification Event. The Company has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the Act. For purposes of this Note, "**Company Covered Persons**" are those persons specified in Rule 506(d)(1) under the Act; *provided, however*, that Company Covered Persons do not include (a) any Investor, or (b) any person or entity that is deemed to be an affiliated issuer of the Company solely as a result of the relationship between the Company and any Investor.

9. ***Closings***. The Company intends to hold multiple closings on the sales and issuances of the Notes under the Offering as offers to purchase the Notes are received, as described in greater detail on the Form C.

10. ***Indemnification***. Investor shall indemnify the Company and its managers, officers, members, employees, control persons, representatives and agents, who is or may be a party or is or may be threatened to be made a party to any threatened, pending or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative by reason of or arising from or in any way relating to any actual or alleged misrepresentation or misstatement made by Investor to the Company contained herein or in Investor's Suitability Questionnaire relating to any claim, obligation, damage, liability (whether joint or several), loss, penalty, cost (including, without limitation, reasonable attorneys' fees and expenses, judgments, fines and amounts paid in settlement) incurred by the Company or any such manager, officer, member, employee, control person, representative or agent in connection with any such action, suit or proceeding for which the Company or any such manager, officer, member, employee, control person, representative or agent of the Company, as the case may be, has not otherwise been reimbursed by a third party.

11. ***Miscellaneous***.

(a) *Successors and Assigns; Transfer of this Note or Securities Issuable on Conversion*.

(i)   Subject to the restrictions on transfer described in this **Section 11(a)**, the rights and obligations of the Company and Investor shall be binding upon, and inure to the benefit of, the successors, assigns, heirs, administrators and transferees of the parties.

(ii)   With respect to any offer, sale or other disposition of this Note or securities into which such Note may be converted, and subject to, and in addition to, the restrictions on transfer contained in the Company Agreement and Certificate, Investor will give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of Investor's counsel, or other evidence if reasonably satisfactory to the Company, to the effect that such offer, sale or other distribution may be effected without registration or qualification (under any federal or state law then in effect). Upon receiving such written notice and reasonably satisfactory opinion, if so requested, or other evidence, the Company, as promptly as practicable, shall notify Investor that Investor may sell or otherwise dispose of this Note or such securities, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this **Section 11(a)** that the opinion of counsel for Investor, or other evidence, is not reasonably satisfactory to the Company, the Company shall so notify Investor promptly after such determination has been made. Each Note thus transferred and each certificate representing the securities thus transferred, if any, shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Securities Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions. Subject to the foregoing, transfers of this Note shall be registered upon registration books maintained for such purpose by or on behalf of the Company. Prior to presentation of this Note for registration of transfer, the Company shall treat the registered holder hereof as the owner and holder of this Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue, and the Company shall not be affected by notice to the contrary.

(iii)   Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by the Company without the prior written consent of a Majority in Interest of Investors.

(b) *Waiver and Amendment.* Any provision of this Note may be amended, waived or modified upon the written consent of the Company and a Majority in Interest of Investors. Notwithstanding the foregoing, the written consent of Investor shall be required to reduce the principal amount of this Note or reduce the rate of interest of this Note.

(c) *Notices.* All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and emailed, mailed or delivered to each party at the respective addresses set forth in the Company's records, or at such other address or email address as the Company shall have furnished to Investor in writing. All such notices and communications will be deemed effectively given the earlier of (i) when received, (ii) when delivered personally, (iii) one business day after being delivered by email (with receipt of appropriate confirmation), (iv) one business day after being deposited with an overnight courier service of recognized standing or (v) four days after being deposited in the U.S. mail, first class with postage prepaid.

(d) *Managers, Officers, and Members Not Liable.* In no event will any manager, officer, or member of the Company be liable for any amounts due and payable under this Note.

(e) *Payment.* Unless converted into the Company's equity securities pursuant to the terms of this Note, payment shall be made in lawful tender of the United States.

(f) *Further Assurances.* From time to time, the parties hereto will execute and deliver such additional documents and instruments, and will provide such additional information, as may reasonably be necessary or required, as determined solely by the Company, to carry out the terms of this Note and any agreements executed in connection herewith.

(g) *Usury.* In no event shall any interest charged, collected or reserved under this Note exceed the maximum rate then permitted by applicable law, and if any payment made by the Company under this Note exceeds such maximum rate, then such excess sum will be credited by Investor as a payment of principal.

(h) *Expenses; Waivers.* The Company and Investor shall each bear its own respective expenses and legal fees incurred with respect to the negotiation, execution and delivery of this Note and the transactions contemplated herein. If action is instituted to collect on this Note, the Company promises to pay all costs and expenses, including, without limitation, reasonable attorneys' fees and costs, incurred in connection with such action. The Company hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument.

(i) *Governing Law; Jurisdiction and Venue.* This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the laws of the State of Texas, without regard to the conflicts of law provisions of the State of Texas or of any other state or jurisdiction. Exclusive jurisdiction and venue for disputes between the parties hereof shall lay in the state and federal courts located in Travis County, State of Texas.

(j) *Waiver of Jury Trial; Judicial Reference.* By acceptance of this Note, Investor hereby agrees and the Company hereby agrees to waive their respective rights to a jury trial of any claim or cause of action based upon or arising out of this Note.

(k) *Counterparts.* This Note may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Note.

(l) *Delays or Omissions.* It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Note, the Certificate, or the Company Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on any party's part of any breach, default or noncompliance under this Note, the Certificate, or the Company Agreement, or any waiver on such party's part of any provisions or conditions of this Note, the Certificate, or the Company Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Note, the Certificate, the Company Agreement, law, equity, or otherwise afforded to any party, shall be cumulative and not alternative.

(m) *Captions and Headings.* Captions and headings contained in this Note are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this Note or any provisions hereof.

(n) *Construction.* The Parties intend that this Note should not be construed in favor of or against any party by reason of the extent to which any party or its professional advisors participated in the preparation or drafting of the Agreement.

(o) *Number; Gender; Without Limitation.* Pronouns, wherever used in this Note, and of whatever gender, shall include persons of every kind and character, and the singular shall include the plural whenever and as often as may be appropriate. Any reference herein to "including" and words of similar import refer to "including without limitation."

(p) *Severability.* If one or more provisions of this Note are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Note and the balance of this Note shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

(q) *Entire Agreement.* This Note along with its Exhibits contains the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, discussions and understandings with respect thereto.

(r) *California Corporate Securities Law.* THE SALE OF THE SECURITIES THAT ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102, OR 2515 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT

ARE EXPRESSLY CONDITIONED UPON THE QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

(s) *Waiver of Potential Conflicts of Interest.* Investor and the Company acknowledge that The Gober Group PLLC, a Texas professional limited liability company (the "**The Gober Group**"), may have represented and may currently represent certain investors under the Offering, including Investor. In the course of such representation, The Gober Group may have come into possession of confidential information relating to Investor and such other investors. Each of Investor and the Company acknowledges that The Gober Group is representing only the Company in this transaction. By executing this Agreement, each of Investor and the Company hereby waives any actual or potential conflict of interest that may arise as a result of The Gober Group's representation of such persons and entities and The Gober Group's possession of such confidential information. Each of Investor and the Company represents that it has had the opportunity to consult with independent counsel concerning the giving of this waiver.

(t) *Special Purpose Vehicle.* Investor hereby agrees to take any and all actions determined by the Company in good faith to be advisable to reorganize the Notes (including, without limitation, this Note) and any Units into which the Notes (including, without limitation, this Note) have been converted or issued pursuant to the terms of this Note into a special-purpose vehicle or other entity designed to aggregate the Notes or such Units.

(u) *Right of Repurchase.* If the Company determines, in its sole discretion, that it is likely that within six months at any given time that the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase the Notes (including, without limitation, this Note) and any Units into which the Notes (including, without limitation, this Note) have been converted or issued pursuant to the terms of this Note from Investor for the greater of (i) an amount equal to the principal and accrued and unpaid interest hereunder and (ii) the fair market value of this Note or such Units, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "**Repurchase**," and such greater value, the "**Repurchase Value**"); *provided, however*, that, in the event that a Qualified Financing occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Units that Investor would have received had the Repurchase not occurred (where such value is determined by multiplying the number of such Units by the Conversion Price (for conversions occurring under **Section 4(a)**) and is referred to as the "**Aggregate Value**"), the Company shall pay to Investor an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the final closing of such Qualified Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Corporate Transaction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this agreement as of <u> [EFFECTIVE DATE]   </u>.

Investment Amount: <u> $[AMOUNT]   </u>

COMPANY:

<u>Mars Colony LLC   </u>

Founder Signature

<u>   </u>

Name: <u> [FOUNDER NAME]   </u>

Title: <u> [FOUNDER TITLE]   </u>

Read and Approved (For IRA Use Only):

SUBSCRIBER:

<u> [INVESTOR NAME]   </u>

Investor Signature

By: <u>   </u>   By: <u>   </u>

Name: <u> [INVESTOR NAME]   </u>

Title: <u> [INVESTOR TITLE]   </u>

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited